Banco Santander (Brasil) S.A.

Avenida Presidente Juscelino Kubitschek, 2,041 and 2,235 – Bloco A

Vila Olímpia, São Paulo, SP 04543-011

Federative Republic of Brazil

April 29, 2016

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Notice of disclosure filed in Annual Report on Form 20-F under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities and Exchange Act of 1934, as amended, notice is hereby provided that Banco Santander (Brasil) S.A. has made disclosure pursuant to such provisions in its Annual Report on Form 20-F for the fiscal year ended December 31, 2015, which was filed with the U.S. Securities and Exchange Commission on April 29, 2016. This disclosure can be found on pages 73 and 74 of the Annual Report on Form 20-F and is incorporated by reference herein.

Respectfully submitted,

Banco Santander (Brasil) S.A.

By:	/s/ Sergio Agapito Lires Rial
Name: Sergio Agapito Lires Rial
Title: Chief Executive Officer